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May 23, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Robert Shapiro, Doug Jones
Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Submitted March 26, 2024
CIK No. 002009684
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated April 8, 2024 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form 10-12B confidentially submitted on March 26, 2024. Concurrently with the submission of this letter, the Company has publicly filed the Registration Statement on Form 10-12B (the “Registration Statement”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Information Statement
Questions and Answers...
“What are the conditions to the distribution?”, page iv

May 23, 2024

1.We note your response to prior comment 1 and reissue in part. We acknowledge the additional disclosure that HHH may waive any or all of these conditions; however, please address specifically whether the spin-off is contingent upon an exchange's approval of your listing application or please confirm to us that a spin-off may still proceed without an exchange's approval.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as is standard in spin-off transactions, the HHH board of directors will retain the ability to waive any and all conditions to the spin-off, including the condition that an exchange has approved the Company’s listing application. However, the Company further respectfully advises the Staff that it believes this condition will be satisfied.
Risk Factors
Risks Related to the Separation and Our Relationship with HHH
HHH may compete with us, page 35
2.We note your new disclosure on page 101 describing the Separation Agreement, including that the term of the Separation Agreement is indefinite. Considering that the Separation Agreement provides HHH with privileges that your other competitors do not have, please include disclosure identifying the Separation Agreement as a source of HHH’s potential competitive advantage.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe the Separation Agreement is a source of potential competitive advantage for HHH because its primary purpose is to facilitate the separation of the Company from HHH. Although the term of the agreement is indefinite, the operative provisions that continue after the consummation of the spin-off are generally designed to ensure that the separation is properly effected, such as by outlining indemnification obligations and covenants to transfer misallocated assets and liabilities.
General Risks
We may be subject to legal proceedings or investigations, the resolution of which could negatively affect our business, financial…, page 43
3.We note your new disclosure on page 22 stating that you are subject to various lawsuits related to the 250 Water Street development. Please update this risk factor if the risk is no longer hypothetical.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 47 of the Registration Statement.
Segment Operating Results
Hospitality, page 65
4.Revise to provide additional attribution to the specific causes of the $10.0 million decrease in food and beverage revenue which you indicate is due to reduced restaurant performance as a result of poor weather conditions, fewer private events, and the closure of a restaurant concept in the fourth quarter of 2022.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 74 of the Registration Statement.
Business
Competitive Strengths

May 23, 2024

Scalable Platform, page 76
5.We note your response to prior comment 18. Please expand on what is meant by “concept changes” so potential investors can better understand the significance of excluding such impact.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 91 through 92 of the Registration Statement.
*     *     *
Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer
of LATHAM & WATKINS LLP

cc:	Michael J. Haas, Latham & Watkins, LLP
Abigail Smith, Latham & Watkins, LLP
Alexa M. Berlin, Latham & Watkins, LLP
Anton D. Nikodemus, Seaport Entertainment Group Inc.
Bartholomew A. Sheehan, Sidley Austin LLP
Jason A. Friedhoff, Sidley Austin LLP